UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                                 PETsMART, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                    716768106
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                                 (CUSIP Number)

William D. Savoy                                David R. Wilson
Vulcan Ventures Incorporated                    Foster Pepper & Shefelman PLLC
110-110th Avenue N.E., Suite 550                1111 Third Avenue, Suite 3400
Bellevue, WA  98004                             Seattle, WA  98101
(206) 453-1940                                  (206) 442-8116


                     December 24-29, 1998
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             (Date of Event Which Requires Filing of his Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   716768106            13D                 Page   2   of   8   Pages
                                                           -----    -----

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- ------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated

--------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

--------- ----------------------------------------------------------------------
   3     SEC USE ONLY


--------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  N/A
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Washington Corporation
--------- ----------------------------------------------------------------------
     NUMBER OF SHARES        7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                   -0- shares
     REPORTING PERSON
           WITH
                            ----- ---------------------------------------------
                             8    SHARED VOTING POWER

                                  5,374,548 shares

                            ----- ---------------------------------------------
                             9    SOLE DISPOSITIVE POWER

                                  -0- shares

                            ----- ---------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  5,374,548 shares

---------------------------- ----- ---------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,374,548 shares
--------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.6%
--------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   716768106         13D                    Page   3   of   8   Pages
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--------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Paul G. Allen

--------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) |_|

--------- ----------------------------------------------------------------------
   3     SEC USE ONLY


--------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  N/A
--------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(E)


--------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------- ----------------------------------------------------------------------
     NUMBER OF SHARES        7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                            -0- shares
     REPORTING PERSON
           WITH
                            ----- ---------------------------------------------
                             8    SHARED VOTING POWER

                                           5,374,548 shares

                            ----- ---------------------------------------------
                             9    SOLE DISPOSITIVE POWER

                                           -0- shares

                            ----- ---------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                           5,374,548 shares

---------------------------- ----- ---------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,374,548 shares
--------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.6%
--------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer
--------------------------------------------------------------------------------

     Title of Class of Equity Securities: Common Stock, $.0001 par value per share, of PETsMART, Inc.

Name and Address of Principal Executive Offices of the Issuer:

         PETsMART, Inc.
         10000 N. 31st Ave., Suite C-100
         Phoenix, Arizona  85051

Item 2.  Identity and Background

     (a) Name of Person Filing: Vulcan Ventures Incorporated ("Vulcan Ventures")

                  State of Organization:    Washington

     (b) Principal Business: Investments in various companies

     (c) Address of Principal Business: 110-110th Avenue N. E., Suite 550 Bellevue, Washington 98004

          Address of Principal Office:     110-110th Avenue N. E.,
                                           Suite 550
                                           Bellevue, Washington 98004

     (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

         The  names,   business  address,   present  principal   occupation  and
citizenship of each executive officer, director and controlling person of Vulcan Ventures is as follows:

         Paul G. Allen (See Page 7 of 8)

         William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and Director of Vulcan Ventures and President and Director of Vulcan Northwest Inc.
Citizenship is U.S.

         Bert E. Kolde, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is Vice President, Secretary, Treasurer and Director of Vulcan Ventures and Vice President of Vulcan Northwest Inc. Citizenship is U.S.


         Jo Allen Patton,  Vulcan Northwest Inc., 110-110th Avenue N.E.,
Suite 550, Bellevue, WA 98004. Ms. Patton is Vice President, Vice Chairman and Director of Vulcan Ventures and Vice President, Director and Vice Chairman of Vulcan Northwest Inc. Citizenship is U.S.

         To the best knowledge of Vulcan Ventures, during the last five years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.



Item 3:  Source and Amount of Funds or Other Consideration

         N/A

Item 4.  Purpose of Transaction

         N/A

Item 5.  Interest in Securities of the Issuer

     (a)  Aggregate  Number  of  Shares  of  Common  Stock  of  PETsMART,   Inc.
Beneficially Owned: 5,374,548 shares

     Percentage of Common Stock of PETsMART, Inc. Owned (based on 116,361,390 shares of common stock outstanding as of December 11, 1998): 4.6%

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns 5,374,548 shares (which is the 5,374,548 shares owned by Vulcan Ventures).


     (b)      Sole Voting Power:                  -0- shares
              Sole Dispositive Power:             -0- shares
              Shared Voting Power:             5,374,548 shares
              Shared Dispositive Power:        5,374,548 shares

     (c) The following transactions in Common Stock of PETsMART, Inc. were open market sales on The Nasdaq Stock Market effected by Vulcan Ventures during the past 60 days:

       Trade date              Number of Shares              Price
      Of Purchases             Of Common Stock             Per Share
      ------------             ---------------             ---------
        12/24/98                    50,000                  10 1/16
        12/24/98                    50,000                  10 1/4
        12/28/98                    25,000                  10 13/16
        12/28/98                   100,000                  10 3/4
        12/28/98                   150,000                  10 11/16
        12/28/98                   125,000                  10 5/8
        12/28/98                    25,000                  10 5/16
        12/28/98                    75,000                  10 1/4
        12/29/98                    10,000                  11 7/8
        12/29/98                    20,000                  11 13/16
        12/29/98                    20,000                  11 3/4
        12/29/98                   150,000                  11 5/8
        12/29/98                   110,000                  11 1/2

         (d)      N/A

         (e)      N/A

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither Vulcan Ventures nor any of the executive officers, directors or controlling persons of Vulcan Ventures, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          VULCAN VENTURES INCORPORATED



01/11/99                            By:     /s/ Paul G. Allen
(Date)                                      Paul G. Allen, President

Item 1.  Security and Issuer

     Title of Class of Equity Securities: Common Stock, $0.0001 par value per share, of PETsMART, Inc.

Name and Address of Principal Executive Offices of the Issuer:

         PETsMART, Inc.
         10000 N. 31st Ave., Suite C-100
         Phoenix, Arizona  85051

Item 2.  Identity and Background

- ------------------------------------------------------------------------------





- ------------------------------------------------------------------------------
     (a) Name of Person Filing:Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures

     (b) Business Address: 110-110th Avenue N. E. Suite 550 Bellevue, Washington 98004

     (c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

                           Chairman
                           Vulcan Northwest Incorporated
                           110 - 110th Ave. N.E., Suite 550
                           Bellevue, WA  98004

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

         (f)      Citizenship:      U.S.

Item 3:  Source and Amount of Funds or Other Consideration

         N/A

Item 4.  Purpose of Transaction

         N/A

Item 5.  Interest in Securities of the Issuer

     (a)  Aggregate  Number  of  Shares  of  Common  Stock  of  PETsMART,   Inc.
Beneficially Owned: 5,374,548 shares

     Percentage of Common Stock of PETsMART, Inc. Owned (based on 116,361,390 shares of common stock outstanding as of December 11, 1998): 4.60%

      (b)      Sole Voting Power:                  -0- shares
               Sole Dispositive Power:             -0- shares
               Shared Voting Power:             5,374,548 shares
               Shared Dispositive Power:        5,374,548 shares

     (c) The following transactions in Common Stock of PETsMART, Inc. were open market sales on The Nasdaq Stock Market effected by Vulcan Ventures during the past 60 days:

       Trade date              Number of Shares              Price
      Of Purchases             Of Common Stock             Per Share
      ------------             ---------------             ---------
        12/24/98                    50,000                  10 1/16
        12/24/98                    50,000                  10 1/4
        12/28/98                    25,000                  10 13/16
        12/28/98                   100,000                  10 3/4
        12/28/98                   150,000                  10 11/16
        12/28/98                   125,000                  10 5/8
        12/28/98                    25,000                  10 5/16
        12/28/98                    75,000                  10 1/4
        12/29/98                    10,000                  11 7/8
        12/29/98                    20,000                  11 13/16
        12/29/98                    20,000                  11 3/4
        12/29/98                   150,000                  11 5/8
        12/29/98                   110,000                  11 1/2

         (d)      Not applicable

         (e)      Not applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Paul Allen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



01/11/99                                             /s/ Paul G. Allen
(Date)                                               Paul G. Allen